UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 001-35052

Adecoagro S.A.

(Translation of registrant’s name into English)

13-15 Avenue de la Liberté

L-1931 Luxembourg

R.C.S. Luxembourg B 153 681

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS AS OF AND FOR THE THREE MONTH PERIOD ENDED SEPTEMBER 30, 2012

This report on Form 6-K is being furnished for the purpose of providing a copy of the registrant’s unaudited condensed consolidated financial statements as of and for the three months ended September 30, 2012 (the “Consolidated Financial Statements”). The Consolidated Financial Statements are presented in U.S. Dollars and prepared in accordance with International Financial Reporting Standards.

The attachment contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on the registrant’s current expectations, assumptions, estimates and projections about the registrant and its industry. These forward-looking statements can be identified by words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is/are likely to,” “may,” “plan,” “should,” “would,” or other similar expressions.

The forward-looking statements included in the attached relate to, among others: (i) the registrant’s business prospects and future results of operations; (ii) weather and other natural phenomena; (iii) developments in, or changes to, the laws, regulations and governmental policies governing the registrant’s business, including limitations on ownership of farmland by foreign entities in certain jurisdictions in which the registrant operate, environmental laws and regulations; (iv) the implementation of the registrant’s business strategy, including its development of the Ivinhema mill and other current projects; (v) the registrant’s plans relating to acquisitions, joint ventures, strategic alliances or divestitures; (vi) the implementation of the registrant’s financing strategy and capital expenditure plan; (vii) the maintenance of the registrant’s relationships with customers; (viii) the competitive nature of the industries in which the registrant operates; (ix) the cost and availability of financing; (x) future demand for the commodities the registrant produces; (xi) international prices for commodities; (xii) the condition of the registrant’s land holdings; (xiii) the development of the logistics and infrastructure for transportation of the registrant’s products in the countries where it operates; (xiv) the performance of the South American and world economies; and (xv) the relative value of the Brazilian Real, the Argentine Peso, and the Uruguayan Peso compared to other currencies; as well as other risks included in the registrant’s other filings and submissions with the United States Securities and Exchange Commission.

These forward-looking statements involve various risks and uncertainties. Although the registrant believes that its expectations expressed in these forward-looking statements are reasonable, its expectations may turn out to be incorrect. The registrant’s actual results could be materially different from its expectations. In light of the risks and uncertainties described above, the estimates and forward-looking statements discussed in the attached might not occur, and the registrant’s future results and its performance may differ materially from those expressed in these forward-looking statements due to, inclusive, but not limited to, the factors mentioned above. Because of these uncertainties, you should not make any investment decision based on these estimates and forward-looking statements.

2

The forward-looking statements made in the attached relate only to events or information as of the date on which the statements are made in the attached. The registrant undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which the statements are made or to reflect the occurrence of unanticipated events.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adecoagro S.A.

By:	/s/ Carlos A. Boero Hughes
Name:	Carlos A. Boero Hughes
Title:	Chief Financial Officer and Chief Accounting Officer

Date: November 13, 2012

Adecoagro S.A.

Condensed Consolidated Interim Financial Statements as of

September 30, 2012 and for the nine-month periods ended

September 30, 2012 and 2011

Report of Independent Registered Public Accounting Firm

To the Shareholders of

Adecoagro S.A.

We have reviewed the accompanying condensed consolidated interim statements of financial position of Adecoagro S.A. and its subsidiaries as of September 30, 2012, and the related condensed consolidated interim statements of income and comprehensive income for each of the three-month and nine-month periods ended September 30, 2012 and 2011 and the condensed consolidated interim statements of changes in shareholders’ equity and of cash flows for the nine-month periods ended September 30, 2012 and 2011. This interim financial information is the responsibility of the Company’s management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated interim financial statements for them to be in conformity with International Accounting Standard 34, ‘Interim Financial Reporting’, as issued by the International Accounting Standards Board.

Buenos Aires, Argentina

November 9, 2012

PRICE WATERHOUSE & CO. S.R.L.

by	/s/ Marcelo de Nicola
Marcelo de Nicola (Partner)

Legal information

Denomination: Adecoagro S.A.

Legal address: 13-15 Avenue de la Liberté, L-1931, Luxembourg

Company activity: Agricultural and agro-industrial

Date of registration: June 11, 2010

Expiration of company charter: No term defined

Number of register: B153.681

Capital stock: 122,220,606 common shares (of which 3,251 are treasury shares)

Majority shareholder: Quantum Partners LP

Legal address: 1300 Thames St. 5th FL, Baltimore MD 21231-3495, United States of America

Parent company activity: Investing

Capital stock: 25,910,004 common shares

Adecoagro S.A.

Condensed Consolidated Interim Statements of Financial Position

as of September 30, 2012 and December 31, 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2012	December 31, 2011
		(unaudited)
ASSETS
Non-Current Assets
Property, plant and equipment	6	850,656	759,696
Investment property	7	16,273	27,883
Intangible assets	8	33,780	36,755
Biological assets	9	218,048	187,973
Investments in joint ventures		4,930	4,299
Deferred income tax assets	17	35,714	37,081
Trade and other receivables	10	38,044	15,746
Other assets		1,343	1,408

Total Non-Current Assets		1,198,788	1,070,841

Current Assets
Biological assets	9	28,731	51,627
Inventories	11	135,544	96,147
Trade and other receivables	10	139,245	141,181
Derivative financial instruments		3,314	10,353
Cash and cash equivalents	12	223,368	330,546

Total Current Assets		530,202	629,854

TOTAL ASSETS		1,728,990	1,700,695

SHAREHOLDERS EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	13	183,331	180,800
Share premium	13	940,332	926,005
Cumulative translation adjustment		(173,515)	(99,202)
Equity-settled compensation		16,820	15,306
Other reserves		(350)	(526)
Treasury shares		(5)	(4)
Retained earnings		41,962	57,497

Equity attributable to equity holders of the parent		1,008,575	1,079,876

Non controlling interest		69	14,993

TOTAL SHAREHOLDERS EQUITY		1,008,644	1,094,869

LIABILITIES
Non-Current Liabilities
Trade and other payables	15	6,705	8,418
Borrowings	16	304,953	203,409
Deferred income tax liabilities	17	82,697	92,989
Payroll and social security liabilities	18	1,446	1,431
Provisions for other liabilities		3,871	3,358

Total Non-Current Liabilities		399,672	309,605

Current Liabilities
Trade and other payables	15	81,013	114,020
Current income tax liabilities		358	872
Payroll and social security liabilities	18	24,636	17,010
Borrowings	16	204,078	157,296
Derivative financial instruments		9,754	6,054
Provisions for other liabilities		835	969

Total Current Liabilities		320,674	296,221

TOTAL LIABILITIES		720,346	605,826

TOTAL SHAREHOLDERS EQUITY AND LIABILITIES		1,728,990	1,700,695

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Income

for the three-month and nine-month periods ended September 30, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

		Nine-months ended September 30		Three-months ended September 30
	Note	2012	2011	2012	2011
		(unaudited)
Sales of manufactured products and services rendered	20	256,151	254,783	108,499	108,605
Cost of manufactured products sold and services rendered	21	(185,067)	(158,668)	(69,222)	(62,582)

Gross Profit from Manufacturing Activities		71,084	96,115	39,277	46,023

Sales of agricultural produce and biological assets	20	177,065	141,617	59,081	52,924
Cost of agricultural produce sold and direct agricultural selling expenses	21	(177,065)	(141,617)	(59,081)	(52,924)
Initial recognition and changes in fair value of biological assets and agricultural produce		18,496	98,738	179	42,769
Changes in net realizable value of agricultural produce after harvest		14,430	9,404	4,537	5,335

Gross Profit from Agricultural Activities		32,926	108,142	4,716	48,104

Margin on Manufacturing and Agricultural Activities Before Operating Expenses		104,010	204,257	43,993	94,127

General and administrative expenses	21	(43,152)	(50,615)	(14,981)	(17,107)
Selling expenses	21	(45,244)	(42,372)	(17,256)	(18,298)
Other operating income, net	23	5,633	12,826	(2,728)	13,130
Share of loss of joint ventures		(1,903)	(337)	(819)	13

Gain from Operations Before Financing and Taxation		19,344	123,759	8,209	71,865

Finance income	24	9,236	5,969	2,266	5,874
Finance costs	24	(49,108)	(49,649)	(10,508)	(38,511)

Financial results, net	24	(39,872)	(43,680)	(8,242)	(32,637)

(Loss)/Gain Before Income Tax		(20,528)	80,079	(33)	39,228

Income tax benefit / (charge)	17	4,123	(21,902)	(2,752)	(9,148)

(Loss)/Gain for the Period		(16,405)	58,177	(2,785)	30,080

Attributable to:
Equity holders of the parent		(16,288)	57,144	(2,768)	29,575
Non controlling interest		(117)	1,033	(17)	505
(Loss) / earnings per share attributable to the equity holders of the parent during the period:
Basic		(0.135)	0.479	(0.023)	0.245
Diluted		(0.135)	0.475	(0.023)	0.242

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Comprehensive Income

for the three-month and nine-month periods ended September 30, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Nine-months ended September 30		Three-months ended September 30
	2012	2011	2012	2011
	(unaudited)
(Loss)/Gain for the period	(16,405)	58,177	(2,785)	30,080
Other comprehensive income:
Exchange differences on translating foreign operations	(73,043)	(102,193)	(10,708)	(133,670)

Other comprehensive income for the period	(73,043)	(102,193)	(10,708)	(133,670)

Total comprehensive income for the period	(89,448)	(44,016)	(13,493)	(103,590)

Attributable to:
Equity holders of the parent	(88,756)	(43,569)	(13,391)	(101,973)
Non controlling interest	(692)	(447)	(102)	(1,617)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 13)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2011	120,000	563,343	11,273	13,659	—	—	257	708,532	14,570	723,102
Gain for the year	—	—	—	—	—	—	57,144	57,144	1,033	58,177
Other comprehensive income for the year	—	—	(100,713)	—	—	—	—	(100,713)	(1,480)	(102,193)

Total comprehensive income for the period	—	—	(100,713)	—	—	—	57,144	(43,569)	(447)	(44,016)
Net proceeds from IPO and Private placement (Note 13)	60,104	362,926	—	—	—	—	—	423,030	—	423,030
Employee share options (Note 14):
- Value of employee services	—	—	—	678	—	—	—	678	13	691
- Exercised	4	19	—	(9)	—	—	—	14	—	14
- Forfeited	—	—	—	(1,078)	—	—	1,078	—	—	—
Restricted shares (Note 14):
- Issued	641	—	—	—	(631)	—	—	10	(10)	—
- Value of employee services	—	—	—	2,055	—	—	—	2,055	38	2,093
- Exercised	—	583	—	(653)	79	—	—	9	(9)	—
Acquisition of non controlling interest (*)	—	(869)	185	62	—	—	127	(495)	495	—

Balance at September 30, 2011 (unaudited)	180,749	926,002	(89,255)	14,714	(552)	—	58,606	1,090,264	14,650	1,104,914

(*)	As consequence of new contributions made in International Farmland Holdings LP fully attributable to the Group, non controlling interest was diluted from 2% to 1.57%.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

for the nine-month periods ended September 30, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Attributable to equity holders of the parent
	Share Capital (Note 13)	Share Premium	Cumulative Translation Adjustment	Equity-settled Compensation	Other reserves	Treasury shares	Retained Earnings	Subtotal	Non Controlling Interest	Total Shareholders’ Equity
Balance at January 1, 2012	180,800	926,005	(99,202)	15,306	(526)	(4)	57,497	1,079,876	14,993	1,094,869
Loss for the year	—	—	—	—	—	—	(16,288)	(16,288)	(117)	(16,405)
Other comprehensive loss for the year	—	—	(72,468)	—	—	—	—	(72,468)	(575)	(73,043)

Total comprehensive loss for the period	—	—	(72,468)	—	—	—	(16,288)	(88,756)	(692)	(89,448)
Employee share options (Note 14):
- Value of employee services	—	—	—	205	—	—	—	205	2	207
- Exercised	49	263	—	(93)	—	—	—	219	(2)	217
- Forfeited	—	—	—	(82)	—	—	82	—	—	—
Restricted shares (Note 14):
- Value of employee services	—	—	—	2,775	—	—	—	2,775	24	2,799
- Vested	—	1,347	—	(1,516)	181	—	—	12	(12)	—
- Forfeited	—	—	—	—	1	(1)	—	—	—	—
Acquisition of non controlling interest (Note 13)	2,482	12,717	(1,845)	225	(6)	—	671	14,244	(14,244)	—

Balance at September 30, 2012 (unaudited)	183,331	940,332	(173,515)	16,820	(350)	(5)	41,962	1,008,575	69	1,008,644

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2012 and 2011

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2012	September 30, 2011
		(unaudited)	(unaudited)
Cash flows from operating activities:
(Loss)/Gain for the period		(16,405)	58,177
Adjustments for:
Income tax (benefit)/charge	17	(4,123)	21,902
Depreciation	6, 21	39,639	25,902
Amortization	8, 21	257	283
Gain from disposal of other property items	23 28	(629)	(203)
Gain from disposal of subsidiary	26	(8,095)	—
Equity settled share-based compensation granted	22	3,006	2,784
Loss/(gain) from derivative financial instruments and forwards	23, 24	9,366	(6,936)
Interest and other financial expense, net	24	11,702	27,177
Initial recognition and changes in fair value of non harvested biological assets (unrealized)		6,896	(40,788)
Changes in net realizable value of agricultural produce after harvest (unrealized)		(4,564)	(150)
Provision and allowances		1,677	(3,802)
Share of loss from joint venture		1,903	337
Foreign exchange gains, net	24	19,176	8,599

Subtotal		59,806	93,282
Changes in operating assets and liabilities:
Increase in trade and other receivables		(34,050)	(20,015)
Increase in inventories		(38,702)	(87,547)
Decrease in biological assets		30,309	41,461
Decrease (increase) in other assets		67	(26)
Increase in derivative financial instruments		1,372	569
Increase in trade and other payables		8,157	11,687
Increase in payroll and social security liabilities		7,407	4,950
Decrease in provisions for other liabilities		(1,559)	(2)

Net cash generated from operating activities before interest and taxes paid		32,807	44,359
Income tax paid		(5,317)	(13,763)

Net cash generated from operating activities		27,490	30,596

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Condensed Consolidated Interim Statements of Cash Flows

for the nine-month periods ended September 30, 2012 and 2011 (Continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

	Note	September 30, 2012	September 30, 2011
		(unaudited)	(unaudited)
Cash flows from investing activities:
Purchases of property, plant and equipment		(174,128)	(34,453)
Purchases of intangible assets	8	(192)	(135)
Purchase of cattle and non current biological assets planting cost		(61,625)	(43,000)
Interest received	24	8,945	4,423
Proceeds from sale of property, plant and equipment		718	681
Short-term investments		—	(48,000)
Payment of seller financing arising on subsidiaries acquired		(33,485)	(17,964)
Investments in joint ventures		(3,000)	—
Proceeds from disposal of subsidiaries	26	5,006	—
Proceeds from sale of farmlands		9,485	7,460

Net cash used in investing activities		(248,276)	(130,988)

Cash flows from financing activities:
Net proceeds from IPO and Private placement	13	—	421,778
Proceeds from equity settled share-based compensation exercised		218	—
Proceeds from long-term borrowings		159,854	6,474
Payments of long-term borrowings		(17,356)	(72,145)
Interest paid		(19,145)	(25,556)
Net (decrease) increase in short-term borrowings		(2,504)	14,537

Net cash generated from financing activities		121,067	345,088

Net (decrease)/increase in cash and cash equivalents		(99,719)	244,696

Cash and cash equivalents at beginning of period		330,546	70,269
Effect of exchange rate changes on cash and cash equivalents		(7,459)	(22,535)

Cash and cash equivalents at end of period		223,368	292,430

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

1.	General information

Adecoagro S.A. (the “Company” or “Adecoagro”) is a société anonyme (stock corporation) organized under the laws of the Grand Duchy of Luxembourg. Adecoagro is a holding company primarily engaged through its operating subsidiaries in agricultural and agro-industrial activities. The Company and its operating subsidiaries are collectively referred to hereinafter as the “Group”. These activities are carried out through three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation. Farming is further comprised of five reportable segments, which are described in detail in Note 5 to these condensed consolidated interim financial statements.

These condensed consolidated interim financial statements have been approved for issue by the Board of Directors on November 9, 2012.

2.	Basis of preparation

The information presented in the accompanying nine-month condensed consolidated interim financial statements as of September 30, 2012 and for the nine-month periods ended September 30, 2012 and 2011 is unaudited and in the opinion of management reflect all adjustments necessary to present fairly the financial position of the Group as of September 30, 2012, results of operations and cash flows for the nine months ended September 30, 2012 and 2011. All such adjustments are of a normal recurring nature. In preparing the accompanying condensed consolidated interim financial statements, management has made certain estimates and assumptions that affect reported amounts in the financial statements and disclosures of contingencies. Actual results may differ from those estimates. The results for interim periods are not necessarily indicative of annual results. These condensed consolidated interim financial statements follow the same accounting policies and methods of their application as the Group’s audited December 31, 2011 annual financial statements. Accordingly, they should be read in conjunction with the audited financial statements of the Group as of that date.

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34, ‘Interim financial reporting’. The annual financial statements for the year ended December 31, 2011 have been prepared in accordance with International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB) and the Interpretations of the International Financial Reporting Interpretations Committee (IFRIC). The condensed consolidated interim financial statements are presented in United States Dollars.

A complete list of standards, amendments and interpretations to existing standards published but not yet effective for the Group is described in Note 2.1 to the annual financial statements. None of those standards became effective for the Group in the nine-month period ended September 30, 2012.

During the nine months ended September 30, 2012, the IASB did not publish new standards that would have a material impact on the Group when they become effective.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

2.	Basis of preparation (continued)

Seasonality of operations

The Group’s business activities are inherently seasonal. The Group generally harvest and sell its grains (corn, soybean, rice and sunflower) between February and June, with the exception of wheat, which is harvested from December to January. Coffee and cotton are different in that while both are typically harvested from June to August, they require a conditioning process which takes about two to three months. Sales in other business segments, such as in Cattle and Dairy business segments, tend to be more stable. However, the raising of cattle and sale of milk is generally higher during the fourth quarter, when the weather is warmer and pasture conditions are more favorable. The sugarcane harvesting period typically begins April/May and ends in November/December. This creates fluctuations in sugarcane inventory, usually peaking in December to cover sales between crop harvests (i.e., January through April). As a result of the above factors, there may be significant variations in the results of operations from one quarter to another, as planting activities may be more concentrated in one quarter whereas harvesting activities may be more concentrated in another quarter. In addition, quarterly results may vary as a result of the effects of fluctuations in commodities prices, production yields and costs on the determination of initial recognition and changes in fair value of biological assets and agricultural produce.

3.	Financial risk management

Risk management principles and processes

The Group continues to be exposed to several risks arising from financial instruments including price risk, exchange rate risk, interest rate risk, liquidity risk and credit risk. A thorough explanation of the Group´s risks and the Group´s approach to the identification, assessment and mitigation of risks is included in Note 3 to the annual financial statements. There have been no changes to the Group´s exposure and risk management principles and processes since December 31, 2011 and refers readers to the annual financial statements for information.

However, the Group considers that the following tables below provide useful information to understand the Group´s interim results for the nine months ended September 30, 2012. These disclosures do not appear in any particular order of potential materiality or probability of occurrence.

•	Exchange rate risk

The following tables show the Group’s net monetary position broken down by various currencies for each functional currency in which the Group operates at September 30, 2012. All amounts are shown in US dollars.

	September 30, 2012
	Functional currency
Net monetary position (Liability)/ Asset	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
	(unaudited)
Argentine Peso	(12,793)	—	—	—	(12,793)
Brazilian Reais	—	(201,387)	—	—	(201,387)
US Dollar	(136,368)	(87,326)	18,236	114,211	(91,247)
Uruguayan Peso	—	—	(416)	—	(416)

Total	(149,161)	(288,713)	17,820	114,211	(305,843)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

The Group’s analysis is carried out based on the exposure of each functional currency subsidiary against the US dollar. The Group estimates that, other factors being constant, a 10% devaluation of the respective functional currencies against the US dollar at September 30, 2012 would increase Loss Before Income Tax for the period, and a 10% revaluation of the respective functional currencies against the US dollar at September 30, 2012 would decrease Loss Before Income Tax for the period, as described in the tables below:

	September 30, 2012
	Functional currency
Net monetary position	Argentine Peso	Brazilian Reais	Uruguayan Peso	US Dollar	Total
	(unaudited)
Argentine Peso	n/a	—	—	—	—
Brazilian Reais	—	n/a	n/a	—	—
US Dollar	(13,637)	(8,733)	1,824	n/a	(20,546)
Uruguayan Peso	—	—	—	—	—

(Increase) or decrease in Loss Before Income Tax	(13,637)	(8,733)	1,824	—	(20,546)

•	Interest rate risk

The following table shows a breakdown of the Group’s fixed-rate and floating-rate borrowings per currency denomination and functional currency of the subsidiary issuing the loans (excluding finance leases) at September 30, 2012 (all amounts are shown in US dollars):

	September 30, 2012
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
	(unaudited)
Fixed rate:
Argentine Peso	(6,394)	—	—	(6,394)
Brazilian Reais	—	(65,667)	—	(65,667)
US Dollar	(75,938)	—	—	(75,938)
Uruguayan Peso	—	—	—	—

Subtotal Fixed-rate borrowings	(82,332)	(65,667)	—	(147,999)

Variable rate:
Brazilian Reais	—	(206,261)	—	(206,261)
US Dollar	(56,983)	(97,008)	—	(153,991)

Subtotal Variable-rate borrowings	(56,983)	(303,269)	—	(360,252)

Total borrowings as per analysis	(139,315)	(368,936)	—	(508,251)

Finance leases	(688)	(92)	—	(780)

Total borrowings at September 30, 2012	(140,003)	(369,028)	—	(509,031)

At September 30, 2012, if interest rates on floating-rate borrowings had been 1% higher (or lower) with all other variables held constant, Loss Before Income Tax for the period would increase (decrease) as follows:

	September 30, 2012
	Functional currency
Rate per currency denomination	Argentine Peso	Brazilian Reais	Uruguayan Peso	Total
	(unaudited)
Variable rate:
Brazilian Reais	—	(2,063)	—	(2,063)
US Dollar	(570)	(970)	—	(1,540)

Total effects on Loss Before Income Tax	(570)	(3,033)	—	(3,603)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Credit risk

As of September 30, 2012, 7 banks accounted for more than 91% of the total cash deposited (HSBC, Rabobank, Banco Do Brasil, Bradesco, Citibank, Votorantim, BTG).

•	Derivative financial instruments

The following table shows the outstanding positions for each type of derivative contract as of September 30, 2012:

•	Futures / Options

As of September 30, 2012

	September 30, 2012
Type of derivative contract	Quantities (thousands) (**)	Notional amount	Market Value Asset/ (Liability)	(Loss)/Gain (*)
			(unaudited)	(unaudited)
Futures:
Sale
Corn	43	9,804	(3,094)	(3,094)
Soybean	8	3,596	(16)	(16)
Wheat	8	1,926	(577)	(577)
Cotton	2	2,566	(84)	26
Sugar	137	66,135	1,869	(5,284)
Ethanol (thousands m3)	3	1,981	46	(27)
Coffee	—	881	27	(144)
Options:
Buy put
Wheat	6	135	1	(102)
Sugar	15	384	358	(301)
Buy call
Soybean	68	445	330	(114)
Sell call
Corn	8	(125)	(135)	(10)
Sugar	43	805	(652)	1,011

Total		88,533	(1,927)	(8,632)

(*)	Included in the line item “Gain from commodity derivative financial instruments” of Note 23.
(**)	All quantities expressed in tons except otherwise indicated.

Commodity future contract fair values are computed with reference to quoted market prices on future exchanges.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

3.	Financial risk management (continued)

•	Currency forward

Between January 2012 and September 2012, the Group entered into several currency forward contracts with Brazilian banks in order to hedge the fluctuation of the Brazilian Reais against US Dollar for a total notional amount of US$ 207.7 million, with maturity dates between May 2013 and December 2015. The outstanding contracts resulted in the recognition of a gain amounting to US$ 1.6 million included within “Financial results, net.”

Additionally the Group has a floating-to-fixed interest rate swap. There have been no significant changes to these contracts since December 31, 2011.

4.	Critical accounting estimates and judgments

The Group’s critical accounting policies are also consistent with those of the audited annual financial statements for the year ended December 31, 2011 described in Note 4.

Impairment testing

At the date of each statement of financial position, the Group reviews the carrying amounts of its property, plant and equipment and finite lived intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs. The Group’s property, plant and equipment items generally do not generate independent cash flows.

Goodwill on acquisition is initially measured at cost being the excess of the cost of the business combination over the Group’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities. As of the acquisition date, any goodwill acquired is allocated to the cash-generating unit (‘CGU’) expected to benefit from the business combination.

Following initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that the carrying amount may be impaired. The impairment review requires management to undertake certain judgments, including estimating the recoverable value of the CGU to which the goodwill relates, based on either fair value less costs-to-sell or the value-in-use, as appropriate, in order to reach a conclusion on whether it deems the goodwill is impaired or not.

For purposes of the impairment testing, each CGU represents the smallest identifiable group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or group of assets.

Farmland businesses may be used for different activities that may generate independent cash flows. When farmland businesses are used for single activities (i.e. crops), these are considered as one CGU. Generally, each separate farmland business within Argentina and Uruguay are treated as single CGUs. Otherwise, when farmland businesses are used for more than one segment activity (i.e. crops and cattle or rental income), the farmland is further subdivided into two or more CGUs, as appropriate, for purposes of impairment testing. For its properties in Brazil, management identified a farmland together with its related mill as separate CGUs.

Based on these criteria, management identified a total amount of forty-three CGUs as of September 30, 2012 and forty-four CGUs as of September 30, 2011

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

As of September 30, 2012, due to the fact that there were no impairment indicators, the Group only tested those CGUs with allocated goodwill in Argentina, Brazil and Uruguay. On the contrary, as of September 30, 2011, due to the volatility in the international markets, the Group tested for impairment all CGUs regardless of which CGUs have allocated any goodwill.

CGUs tested based on a fair-value-less-costs-to-sell model at September 30, 2012 and 2011:

As of September 30, 2012, the Group identified 10 CGUs in Argentina and Uruguay to be tested based on this model (all CGUs with allocated goodwill). As of September 30, 2011, the Group identified 35 CGUs in Argentina and Uruguay and 2 CGUs in Brazil to be tested based in this model (regardless of any goodwill allocated to them). Estimating the fair value less costs-to-sell is based on the best information available, and refers to the amount at which the CGU could be bought or sold in a current transaction between willing parties. In calculating the fair value less costs-to-sell, management may be assisted by the work of external advisors. When using this model, the Group applies the “sales comparison approach” as its method of valuing most properties. This method relies on results of sales of similar agricultural properties to estimate the value of the CGU. This approach is based on the theory that the fair value of a property is directly related to the selling prices of similar properties.

Fair values are determined by extensive analysis which includes current and potential soil productivity of the land (the ability to produce crops and maintain livestock) projected margins derived from soil use, rental value obtained for soil use, if applicable, and other factors such as climate and location. Farmland ratings are established by considering such factors as soil texture and quality, yields, topography, drainage and rain levels. Farmland may contain farm outbuildings. A farm outbuilding is any improvement or structure that is used for farming operations. Outbuildings are valued based on their size, age and design.

Based on the factors described above, each farm property is assigned different soil classifications for the purposes of establishing a value. Soil classifications quantify the factors that contribute to the agricultural capability of the soil. Soil classifications range from the most productive to the least productive.

The first step to establishing an assessment for a farm property is a sales investigation that identifies the valid farm sales in the area where the farm is located.

A price per hectare is assigned for each soil class within each farm property. This price per hectare is determined based on the quantitative and qualitative analysis mainly described above.

The results are then tested against actual sales, if any, and current market conditions to ensure the values produced are accurate, consistent and fair.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

The following table shows only the 10 CGUs (2011: 11 CGUs) where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU / Operating segment / Country	September 30, 2012	September 30, 2011
La Carolina / Crops / Argentina	149	166
La Carolina / Cattle / Argentina	24	27
El Orden / Crops / Argentina	182	203
El Orden / Cattle / Argentina	30	33
La Guarida / Crops / Argentina	2,179	2,434
La Guarida / Cattle / Argentina	216	241
Los Guayacanes / Crops / Argentina	1,664	1,859
Doña Marina / Rice / Argentina	5,877	6,565
Huelen / Crops / Argentina	6,585	2,379
El Colorado / Crops / Argentina	3,323	2,484
El Colorado / Cattle / Argentina	—	828

Closing net book value of goodwill allocated to CGUs tested (Note 8)	20,229	17,219

Closing net book value of PPE items and other assets allocated to CGUs tested	99,413	89,079

Total assets allocated to CGUs tested	119,642	106,298

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2012.

As of September 30, 2011, property, plant and equipment, investment property, and finite-life intangible assets allocated to the remaining 26 CGUs without allocated goodwill tested had an aggregated net book value of US$ 252,252. None of the CGUs with or without allocated goodwill were impaired at September 30, 2011.

CGUs tested based on a value-in-use model at September 30, 2012 and 2011:

As of September 30, 2012, the Group identified 3 CGUs in Brazil to be tested base on this model (all CGUs with allocated goodwill). As of September 30, 2011, the Group identified 3 CGUs in Argentina and 4 CGUs in Brazil to be tested based on this model (regardless of any goodwill allocated to them). In performing the value-in-use calculation, the Group applied pre-tax rates to discount the future pre-tax cash flows. In each case, these key assumptions have been made by management reflecting past experience and are consistent with relevant external sources of information, such as appropriate market data. In calculating value-in-use, management may be assisted by the work of external advisors.

The key assumptions used by management in the value-in-use calculations which are considered to be most sensitive to the calculation are:

Key Assumptions	September 30, 2012	September 30, 2011
Financial projections	Covers 4 years for UMA	Covers 4 years for Angelica and UMA
Covers 8 years for AVI
Yield average growth rates	0-3%	0-3%
Future pricing increases	3% per annum	Between 3% and 5%
Future cost increases	3% per annum	Expected USD Inflation
Discount rates	9.16%	8.91%
Perpetuity growth rate	4.5%	4.5%

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

4.	Critical accounting estimates and judgments (continued)

Discount rates are based on the risk-free rate for U.S. government bonds, adjusted for a risk premium to reflect the increased risk of investing in South America and Brazil in particular. The risk premium adjustment is assessed for factors specific to the respective CGUs and reflects the countries that the CGUs operate in.

The following table shows only the 3 CGUs where goodwill was allocated at each period end and the corresponding amount of goodwill allocated to each one:

CGU/ Operating segment	September 30, 2012	September 30, 2011
AVI / Sugar, Ethanol and Energy	7,820	8,741
UMA / Sugar, Ethanol and Energy	2,933	3,212
UMA (f.k.a. Alfenas Café Ltda) / Coffee	1,099	1,002

Closing net book value of goodwill allocated to CGUs tested (Note 8)	11,852	12,955

Closing net book value of PPE items and other assets allocated to CGUs tested	517,052	90,278

Total assets allocated to 3 CGUs tested	528,904	103,233

Based on the testing above, the Group determined that none of the CGUs, with allocated goodwill, were impaired at September 30, 2012.

As of September 30, 2011, property, plant and equipment and finite-life intangible assets allocated to the remaining 4 CGUs without allocated goodwill tested had an aggregated net book value of US$ 329,317. None of the CGUs with or without allocated goodwill were impaired at September 30, 2011.

Management views these assumptions as conservative and does not believe that any reasonable change in the assumptions would cause the carrying value of these CGU’s to exceed the recoverable amount.

5.	Segment information

The Group operates in three major lines of business, namely, Farming; Sugar, Ethanol and Energy; and Land Transformation.

The Group’s ‘Farming’ is further comprised of five reportable segments: Crops, Rice, Dairy, Coffee and Cattle.

The measurement principles for the Group’s segment reporting structure are based on the IFRS principles adopted in the condensed consolidated interim financial statements. Revenue generated and goods and services exchanged between segments are calculated on the basis of market prices.

Total segment assets and liabilities are measured in a manner consistent with that of the condensed consolidated interim financial statements. These assets and liabilities are allocated based on the operations of the segment and the physical location of the asset. The Group’s investment in the joint venture Grupo La Lácteo is allocated to the ‘Dairy’ segment.

The following table presents information with respect to the Group’s reportable segments. Certain other activities of a holding function nature not allocable to the segments are disclosed in the column ‘Corporate’.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2012 (unaudited):

	Farming						Sugar, ethanol and energy	Land transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	492	68,191	—	—	3,455	72,138	184,013	—	—	256,151
Cost of manufactured products sold and services rendered	—	(57,755)	—	—	(185)	(57,940)	(127,127)	—	—	(185,067)

Gross Profit from Manufacturing Activities	492	10,436	—	—	3,270	14,198	56,886	—	—	71,084

Sales of agricultural produce and biological assets	156,385	1,179	14,252	4,643	417	176,876	189	—	—	177,065
Cost of agricultural produce sold and direct agricultural selling expenses	(156,385)	(1,179)	(14,252)	(4,643)	(417)	(176,876)	(189)	—	—	(177,065)
Initial recognition and changes in fair value of biological assets and agricultural produce	26,971	1,534	(2)	(3,123)	(217)	25,163	(6,667)	—	—	18,496
Changes in net realizable value of agricultural produce after harvest	13,927	—	—	503	—	14,430	—	—	—	14,430

Gross Profit from Agricultural Activities	40,898	1,534	(2)	(2,620)	(217)	39,593	(6,667)	—	—	32,926

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	41,390	11,970	(2)	(2,620)	3,053	53,791	50,219	—	—	104,010

General and administrative expenses	(3,194)	(3,062)	(674)	(814)	(31)	(7,775)	(16,752)	—	(18,625)	(43,152)
Selling expenses	(4,380)	(12,815)	(182)	(236)	(38)	(17,651)	(27,530)	—	(63)	(45,244)
Other operating (loss)/ income, net	(10,410)	637	23	2,209	(11)	(7,552)	5,294	8,095	(204)	5,633
Share of loss of joint ventures	—	—	(1,903)	—	—	(1,903)	—	—	—	(1,903)

Gain/ (Loss) from Operations Before Financing and Taxation	23,406	(3,270)	(2,738)	(1,461)	2,973	18,910	11,231	8,095	(18,892)	19,344

Depreciation and amortization	1,366	2,901	666	448	152	5,533	34,363	—	—	39,896
Initial recognition and changes in fair value of biological assets (unrealized)	1,073	(174)	(1,075)	(2,306)	—	(2,482)	(9,627)	—	—	(12,109)
Initial recognition and changes in fair value of agricultural produce (unrealized)	4,878	232	—	(817)	—	4,293	920	—	—	5,213
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	21,020	1,476	1,073	—	(217)	23,352	2,040	—	—	25,392
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	4,411	—	—	153	—	4,564	—	—	—	4,564
Gain from changes in net realizable value of agricultural produce after harvest (realized)	9,516	—	—	350	—	9,866	—	—	—	9,866
Property, plant and equipment, net	226,706	49,544	16,923	21,175	19,196	333,544	517,112	—	—	850,656
Investment property	—	—	—	—	16,273	16,273	—	—	—	16,273
Goodwill	13,260	5,877	—	1,099	1,100	21,336	10,746	—	—	32,082
Biological assets	18,563	9,898	10,816	14,955	1,197	55,429	191,350	—	—	246,779
Investment in joint ventures	—	—	4,930	—	—	4,930	—	—	—	4,930
Inventories	39,588	29,810	2,510	5,696	15	77,619	57,925	—	—	135,544

Total segment assets	298,117	95,129	35,179	42,925	37,781	509,131	777,133	—	—	1,286,264

Borrowings	80,383	56,001	14,000	10,506	—	160,890	348,141	—	—	509,031

Total segment liabilities	80,383	56,001	14,000	10,506	—	160,890	348,141	—	—	509,031

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

5.	Segment information (continued)

Segment analysis for the nine-month period ended September 30, 2011 (unaudited):

	Farming						Sugar, ethanol and energy	Land transformation	Corporate	Total
	Crops	Rice	Dairy	Coffee	Cattle	Farming subtotal
Sales of manufactured products and services rendered	287	56,431	—	713	3,473	60,904	193,879	—	—	254,783
Cost of manufactured products sold and services rendered	—	(47,946)	—	(629)	(370)	(48,945)	(109,723)	—	—	(158,668)

Gross Profit from Manufacturing Activities	287	8,485	—	84	3,103	11,959	84,156	—	—	96,115

Sales of agricultural produce and biological assets	118,757	665	14,173	7,504	518	141,617	—	—	—	141,617
Cost of agricultural produce sold and direct agricultural selling expenses	(118,757)	(665)	(14,173)	(7,504)	(518)	(141,617)	—	—	—	(141,617)
Initial recognition and changes in fair value of biological assets and agricultural produce	38,732	8,230	5,394	5,178	214	57,748	40,990	—	—	98,738
Changes in net realizable value of agricultural produce after harvest	10,039	—	—	(635)	—	9,404	—	—	—	9,404

Gross Profit/ (Loss) from Agricultural Activities	48,771	8,230	5,394	4,543	214	67,152	40,990	—	—	108,142

Margin on Manufacturing and Agricultural Activities Before Operating Expenses	49,058	16,715	5,394	4,627	3,317	79,111	125,146	—	—	204,257

General and administrative expenses	(6,233)	(5,296)	(968)	(889)	(242)	(13,628)	(16,453)	—	(20,534)	(50,615)
Selling expenses	(1,595)	(9,545)	(315)	(312)	(41)	(11,808)	(30,564)	—	—	(42,372)
Other operating income, net	3,101	238	—	2,231	(2)	5,568	6,937	—	321	12,826
Share of loss of joint ventures	—	—	(337)	—	—	(337)	—	—	—	(337)

Gain/ (Loss) from Operations Before Financing and Taxation	44,331	2,112	3,774	5,657	3,032	58,906	85,066	—	(20,213)	123,759

Depreciation and amortization	940	2,233	401	411	162	4,147	22,038	—	—	26,185
Initial recognition and changes in fair value of biological assets (unrealized)	—	—	1,521	2,238	—	3,759	20,218	—	—	23,977
Initial recognition and changes in fair value of agricultural produce (unrealized)	6,795	2,835	—	2,940	—	12,570	4,241	—	—	16,811
Initial recognition and changes in fair value of biological assets and agricultural produce (realized)	31,937	5,395	3,873	—	214	41,419	16,531	—	—	57,950
Gain from changes in net realizable value of agricultural produce after harvest (unrealized)	—	—	—	150	—	150	—	—	—	150
Gain from changes in net realizable value of agricultural produce after harvest (realized)	10,039	—	—	(785)	—	9,254	—	—	—	9,254
As of December 31, 2011:
Property, plant and equipment, net	236,031	45,134	9,437	22,558	21,030	334,190	425,506	—	—	759,696
Investment property	9,828	—	—	—	18,055	27,883	—	—	—	27,883
Goodwill	14,656	6,414	—	990	1,193	23,253	11,633	—	—	34,886
Biological assets	28,300	23,167	9,338	18,369	1,501	80,675	158,925	—	—	239,600
Investment in joint ventures	—	—	4,299	—	—	4,299	—	—	—	4,299
Inventories	37,343	12,667	1,070	2,509	45	53,634	42,513	—	—	96,147

Total segment assets	326,158	87,382	24,144	44,426	41,824	523,934	638,577	—	—	1,162,511

Borrowings	83,019	55,567	13,892	11,937	—	164,415	196,290	—	—	360,705

Total segment liabilities	83,019	55,567	13,892	11,937	—	164,415	196,290	—	—	360,705

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment

Changes in the Group’s property, plant and equipment in the nine-month periods ended September 30, 2012 and 2011 were as follows:

	Farmlands	Farmland improvements	Buildings and facilities	Machinery, equipment, furniture and fittings	Computer equipment	Vehicles	Work in progress	Total
Nine-month period ended September 30, 2011
Opening net book amount.	305,412	245	165,248	239,910	1,602	1,103	38,472	751,992
Exchange differences	(20,458)	(20)	(15,333)	(22,317)	(117)	(47)	(2,831)	(61,123)
Additions	—	142	639	7,052	291	277	27,710	36,111
Acquisition of subsidiaries	30,853	241	77	170	—	56	—	31,397
Transfers	—	621	11,948	5,683	116	—	(18,368)	—
Disposals	—	—	(31)	(407)	(1)	(39)	—	(478)
Reclassification to non-income tax credits (*)	—	—	—	(1,852)	—	—	—	(1,852)
Depreciation charge	—	(215)	(6,713)	(19,055)	(464)	(283)	—	(26,730)

Closing net book amount	315,807	1,014	155,835	209,184	1,427	1,067	44,983	729,317

At September 30, 2011 (unaudited)
Cost	315,807	4,053	190,659	318,976	3,163	3,108	44,983	880,749
Accumulated depreciation	—	(3,039)	(34,824)	(109,792)	(1,736)	(2,041)	—	(151,432)

Net book amount	315,807	1,014	155,835	209,184	1,427	1,067	44,983	729,317

Nine-month period ended September 30, 2012
Opening net book amount	313,685	930	153,617	204,441	1,474	993	84,556	759,696
Exchange differences	(25,110)	(92)	(12,714)	(15,486)	(116)	(203)	(7,438)	(61,159)
Additions	—	8	649	17,337	572	1,585	164,678	184,829
Transfers	—	329	11,482	15,678	27	—	(27,516)	—
Disposals	—	—	(85)	(800)	(5)	(15)	—	(905)
Disposal from subsidiary	(1,118)	—	(17)	(1)	—	—	—	(1,136)
Transfers from investment property	9,625	—	—	—	—	—	—	9,625
Reclassification to non-income tax credits (*)	—	—	—	(655)	—	—	—	(655)
Depreciation charge	—	(325)	(12,722)	(25,711)	(467)	(414)	—	(39,639)

Closing net book amount	297,082	850	140,210	194,803	1,485	1,946	214,280	850,656

At September 30, 2012 (unaudited)
Cost	297,082	4,313	190,020	335,734	3,833	4,489	214,280	1,049,751
Accumulated depreciation	—	(3,463)	(49,810)	(140,931)	(2,348)	(2,543)	—	(199,095)

Net book amount	297,082	850	140,210	194,803	1,485	1,946	214,280	850,656

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

6.	Property, plant and equipment (continued)

(*)	Brazilian federal tax law allows entities to take a percentage of the total cost of the assets purchased as a tax credit. The procedure adopted initially was to recognize such credits proportionally to the depreciation of these fixed assets on a monthly basis. During 2009, the Group elected to change the procedure to recognize these federal tax credits separately when the assets is purchased and, as permitted, the tax credits already “embedded” within the cost of the assets were reclassified to tax credit (See Note 10).

An amount of US$ 35,133 and US$ 21,721 of depreciation charges are included in “Cost of manufactured products sold and services rendered” for the nine-month periods ended September 30, 2012 and 2011, respectively. An amount of US$ 4,027 and US$ 3,199 of depreciation charges are included in “General and administrative expenses” for the nine-month periods ended September 30, 2012 and 2011, respectively. An amount of US$ 479 and US$ 982 of depreciation charges are included in “Selling expenses” for the nine-month periods ended September 30, 2012 and 2011, respectively. An amount of US$ nil and US$ 828 of depreciation charge were not charged in the result of the period and were capitalized in “Inventories”.

As of September 30, 2012, borrowing costs of US$ 10,701 (September 30, 2011: US$ 1,137) were capitalized as components of the cost of acquisition or construction of qualifying assets.

Certain of the Group’s assets have been pledged as collateral to secure the Group’s borrowings and other payables. The net book value of the pledged assets amounts to US$ 309,490 as of September 30, 2012.

As of September 30, 2012, included within property, plant and equipment balances are US$ 995 related to the net book value of assets under finance leases.

7.	Investment property

Changes in the Group’s investment property in the nine-month periods ended September 30, 2012 and 2011 were as follows:

	September 30, 2012	September 30, 2011
Beginning of the year	27,883	21,417
Acquisition of subsidiaries	—	9,670
Transfers (i)	(9,625)	—
Exchange difference	(1,985)	(1,376)

End of the period	16,273	29,711

Cost	16,273	29,711
Accumulated depreciation	—	—

Net book amount	16,273	29,711

The following amounts have been recognized in the statement of income in the line “Sales of manufactured products and services rendered”:

	September 30, 2012	September 30, 2011
Rental income	3,784	3,473

(i)	Transferred to property, plant and equipment in the nine-month period ended September 30, 2012. Relates to finalization of contracts with third parties.

As of September 30, 2012, the fair value of investment property was US$ 67.5 million (2011: US$ 86.6 million).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

8.	Intangible assets

Changes in the Group’s intangible assets in the nine-month periods ended September 30, 2012 and 2011 were as follows:

	Goodwill	Trademarks	Software	Total
Nine-month period ended September 30, 2011
Opening net book amount	26,494	1,884	275	28,653
Exchange differences	(2,011)	(75)	(37)	(2,123)
Additions	—	—	135	135
Acquisition of subsidiaries	5,691	—	—	5,691
Disposals	—	(1)	—	(1)
Amortization charge (i) (Note 21)	—	(160)	(123)	(283)

Closing net book amount	30,174	1,648	250	32,072

At September 30, 2011 (unaudited)
Cost	30,174	2,697	765	33,636
Accumulated amortization	—	(1,049)	(515)	(1,564)

Net book amount	30,174	1,648	250	32,072

Nine-month period ended September 30, 2012
Opening net book amount	34,886	1,592	277	36,755
Exchange differences	(2,804)	(53)	(53)	(2,910)
Additions	—	—	192	192
Amortization charge (ii) (Note 21)	—	(129)	(128)	(257)

Closing net book amount	32,082	1,410	288	33,780

At September 30, 2012 (unaudited)
Cost	32,082	1,539	416	34,037
Accumulated amortization	—	(129)	(128)	(257)

Net book amount	32,082	1,410	288	33,780

(i)	For the nine-month period ended September 30, 2011 an amount of US$ 123 and US$ 160 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.
(ii)	For the nine-month period ended September 30, 2012 an amount of US$ 128 and US$ 129 of amortization charges are included in “General and administrative expenses” and “Selling expenses”, respectively. There were no impairment charges for any of the periods presented.

The Group tests annually whether goodwill has suffered any impairment. The last impairment test of goodwill was performed as of September 30, 2012 (see Note 4).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

9.	Biological assets

Changes in the Group’s biological assets in the nine-month periods ended September 30, 2012 and 2011 were as follows:

	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
Beginning of the period	239,600	186,757
Increase due to purchases	1,561	1,106
Acquisition of Subsidiaries	—	1,495
Initial recognition and changes in fair value of biological assets (i)	18,496	98,738
Decrease due to harvest	(260,630)	(290,345)
Decrease due to sales	(1,556)	(1,732)
Costs incurred during the period	266,547	234,560
Exchange differences	(17,239)	(19,063)

End of the period	246,779	211,516

(i)	Biological assets with a production cycle of more than one year (that is, sugarcane, coffee, dairy and cattle) generated “Initial recognition and changes in fair value of biological assets” amounting to US$ (10,009) loss for the nine-month period ended September 30, 2012 (September 30, 2011: US$ 51,776 gain). In 2012, an amount of US$ (19,528) loss (2011: US$ 71,907 gain) was attributable to price changes, and an amount of US$ 9,519 gain (2011: US$ (20,131) loss) was attributable to physical changes.

Biological assets as of September 30, 2012 and December 31, 2011 were as follows:

	September 30, 2012	December 31, 2011
	(unaudited)
Non-current
Cattle for dairy production	10,816	9,338
Other cattle	927	1,341
Sown land – coffee	14,955	18,369
Sown land – sugarcane	191,350	158,925

	218,048	187,973

Current
Other cattle	270	160
Sown land – crops	18,563	28,300
Sown land – rice	9,898	23,167

	28,731	51,627

Total biological assets	246,779	239,600

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Trade and other receivables

	September 30, 2012	December 31, 2011
	(unaudited)
Non current
Receivables from related parties (Note 25)	63	63

Trade receivables	63	63

Advances to suppliers	12,034	2,719
Income tax credits	6,208	3,682
Non-income tax credits (i)	13,520	6,988
Receivable from disposal of subsidiary (Note 26)	2,066	—
Cash collateral	1,428	1,469
Other receivables	2,725	825

Non current portion	38,044	15,746

Current
Trade receivables	34,990	38,178
Receivables from related parties (Note 25)	1,629	4,846
Less: Allowance for trade receivables	(781)	(1,622)

Trade receivables	35,838	41,402

Prepaid expenses	14,501	12,102
Advances to suppliers	18,831	11,872
Income tax credits	4,002	2,522
Non-income tax credits (i)	44,889	45,659
Cash collateral	605	1,792
Receivable from disposal of subsidiary (Note 26)	2,325	—
Receivable from disposal of farmland	9,128	18,090
Other receivables	9,126	7,742

Subtotal	103,407	99,779

Current portion	139,245	141,181

Total trade and other receivables	177,289	156,927

(i)	Includes US$ 655 and US$ 3,021 reclassified from property, plant and equipment as of September 30, 2012 and December 31, 2011, respectively.

The fair values of current trade and other receivables approximate their respective carrying amounts due to their short-term nature. The fair values of non-current trade and other receivables approximate their carrying amount, as the impact of discounting is not significant.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

10.	Trade and other receivables (continued)

The carrying amounts of the Group’s trade and other receivables are denominated in the following currencies (expressed in US dollars):

	September 30, 2012	December 31, 2011
	(unaudited)
Currency
US Dollar	46,804	51,338
Argentine Peso	50,917	42,163
Uruguayan Peso	1,317	803
Brazilian Reais	78,251	62,622

	177,289	156,927

As of September 30, 2012 trade receivables of US$ 4,867 (December 31, 2011: US$ 18,938) were past due but not impaired. The ageing analysis of these receivables is as follows:

	September 30, 2012	December 31, 2011
	(unaudited)
Up to 3 months	4,749	17,996
3 to 6 months	59	914
Over 6 months	59	28

	4,867	18,938

The creation and release of allowance for trade receivables have been included in ‘Selling expenses’ in the statement of income. Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

The other classes within other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. The Group holds mortgages as collateral for the sale of “La Macarena” farmland.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

11.	Inventories

	September 30, 2012	December 31, 2011
	(unaudited)
Raw materials	37,576	31,539
Finished goods.	74,044	60,067
Stocks held by third parties	23,563	4,528
Others	361	13

	135,544	96,147

The cost of inventories recognized as expense and included in “Cost of manufactured products sold and services rendered” amounted to US$ 186,285 for the nine-month period ended September 30, 2012. The cost of inventories recognized as expense and included in “Cost of agricultural produce sold and direct agricultural selling expenses” amounted to US$ 135,235 for the nine-month period ended September 30, 2012.

12.	Cash and cash equivalents

	September 30, 2012	December 31, 2011
	(unaudited)
Cash at bank and on hand	141,137	238,902
Short-term bank deposits	82,231	91,644

	223,368	330,546

13.	Shareholders’ contributions

	Number of shares (thousands)	Share capital and share premium
At January 1, 2011 (1)	80,000	683,343
Issue of shares—Initial Public Offering and private placement	40,069	423,030
Employee share options exercised (Note 14)	3	23
Restricted shares issued (Note 14)	373	641
Restricted shares vested (Note 14)	54	583
Exchange of shares	—	(869)
At September 30, 2011	120,499	1,106,751
At January 1, 2012	120,533	1,106,805
Employee share options exercised (Note 14)	32	312
Restricted shares vested (Note 14)	—	1,347
Exchange of shares	1,655	15,199
At September 30, 2012	122,220	1,123,663

(1)	The Extraordinary General Meeting of Adecoagro’s shareholders held on January 24, 2011 approved the reverse split of Adecoagro’s common shares, changing the nominal value of Adecoagro’s common shares from US$ 1 to US$ 1.5. Therefore, Adecoagro reduced total shares outstanding as of that date from 119,999,997 shares to 79,999,985 shares.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

13.	Shareholders’ contributions (continued)

During 2012, the Company issued 1,654,808 shares to certain limited partners of International Farmland Holdings LP (“IFH”) in exchange for their residual interest, totaling 1.36% interest in IFH. After this exchange, the Company holds 100% of IFH interest.

14.	Equity-settled share-based payments

The Group has set a “2004 Incentive Option Plan” and a “2007/2008 Equity Incentive Plan” (collectively referred to as “Option Schemes”) under which the Group grants equity-settled options to senior managers and selected employees of the Group´s subsidiaries. Additionally, in 2010 the Group has set a “Adecoagro 2010 Restricted Share Plan” (referred to as “Restricted Share Plan”) under which the Group grants restricted shares to senior and medium management and key employees of the Group’s subsidiaries.

(a) Option Schemes

For the nine-month periods ended September 30, 2012 and 2011 the Group incurred US$ 0.2 million and US$ 0.7 million respectively, related to the options granted under the Option Schemes.

Movements in the number of equity-settled options outstanding and their related weighted average exercise prices under plans are as follows:

2004 Incentive Option Plan

	September 30, 2012		September 30, 2011
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	6.68	2,134	6.67	2,176
Granted	—	—	—	—
Forfeited	8.62	(2)	—	—
Exercised	6.71	(32)	5.83	(3)
Expired	—	—	—	—

At September 30	6.68	2,100	6.67	2,173

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Equity-settled share-based payments (continued)

2007/2008 Equity Incentive Plan

	September 30, 2012		September 30, 2011
	Average exercise price per share	Options (thousands)	Average exercise price per share	Options (thousands)
At January 1	13.06	2,038	13.05	2,113
Granted	—	—	—	—
Forfeited	13.06	(24)	12.88	(52)
Exercised	—	—	—	—
Expired	—	—	—	—

At September 30	13.06	2,014	13.06	2,061

Options outstanding under the plans have the following expiry date and exercise prices:

2004 Incentive Option Plan

	Exercise price per share	Shares (in thousands)
Expiry date:		September 30, 2012	September 30, 2011
May 1, 2014	5.83	674	674
May 1, 2015	5.83	553	556
May 1, 2016	5.83	173	226
February 16, 2016	7.11	110	110
October 1, 2016	8.62	590	607

		2,100	2,173

2007/2008 Equity Incentive Plan

	Exercise price per share	Shares (in thousands)
Expiry date:		September 30, 2012	September 30, 2011
Dec 1, 2017	12.82	1,138	1,151
Jan 30, 2019	13.40	687	700
Nov 1, 2019	13.40	8	18
Jan 30, 2020	12.82	28	35
Jan 30, 2020	13.40	71	76
Jun 30, 2020	13.40	22	22
Sep 1, 2020	13.40	44	44
Sep 1, 2020	12.82	15	15

		2,013	2,061

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

14.	Equity-settled share-based payments (continued)

The following table shows the exercisable shares at period end under both the Adecoagro/ IFH 2004 Incentive Option Plan and the Adecoagro/ IFH 2007/ 2008 Equity Incentive Plan:

Exercisable shares in thousands
September 30, 2012	3,847
September 30, 2011	3,435

(b) Restricted Share and Restricted Stock Unit Plan

For the nine-month periods ended September 30, 2012 and 2011 the Group recognized compensation expense US$ 2.8 million and US$ 2.1 million respectively, related to the restricted shares granted under the Restricted Share and Restricted Stock Unit Plan.

Key grant-date fair value and other assumptions under the Restricted Share and Restricted Stock Unit Plan are detailed below:

Grant Date	April 1, 2011	April 1, 2011	May 13, 2011	April 1, 2012	May 15, 2012
Fair value	12.69	12.69	12.36	9.81	9.33
Possibility of ceasing employment before vesting	2.6%	3.55%	0%	5%	0%

Movements in the number of restricted shares and units outstanding under the Restricted Share and Restricted Stock Unit Plan are as follows:

	Restricted shares (thousands)	Restricted stock units (thousands)
	2012	2012
At January 1, 2012	356	—
Granted (1)	—	515
Forfeited	(1)	—
Vested	(121)	—

At September 30, 2012	234	515

(1)	Approved by the Board of Directors of March 27, 2012 and the Shareholders Meeting of April 18, 2012.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

15.	Trade and other payables

	September 30, 2012	December 31, 2011
	(unaudited)
Non-current
Payable from acquisition of property, plant and equipment (i)	3,126	3,646
Taxes payable	2,088	1,547
Other payables	526	885
Escrows arising on business combinations	965	2,340

	6,705	8,418

Current
Trade payables	67,399	68,672
Payable from acquisition of property, plant and equipment (i)	530	—
Payable from acquisition of subsidiary	—	35,730
Advances from customers	6,195	1,721
Amounts due to related parties (Note 25)	418	318
Taxes payable	3,712	4,989
Escrows arising on business combinations	1,485	—
Other payables	1,274	2,590

	81,013	114,020

Total trade and other payables	87,718	122,438

(i)	These trade payables are mainly collateralized by property, plant and equipment of the Group.

16.	Borrowings

	September 30, 2012	December 31, 2011
	(unaudited)
Non-current
Syndicated loan (*)	2,500	10,000
BNDES loan (*)	41,849	52,627
IDB facility (*)	61,789	69,401
Banco do Brazil Loan (*)	34,323	23,070
ABC Brazil Loan	9,529	1,350
Rabobank Loan	35,866	2,004
Other bank borrowings	118,637	44,878
Obligations under finance leases	460	79

	304,953	203,409

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Borrowings (continued)

	September 30, 2012	December 31, 2011
	(unaudited)
Current
Syndicated loan (*)	10,034	10,112
BNDES loan (*)	9,636	10,396
IDB facility (*)	16,155	8,349
Banco do Brazil Loan (*)	8,812	2,836
ABC Brazil Loan	9,298	2,397
Rabobank Loan	15,769	2,205
Pine Bank Loan	4,523	11,428
Other bank borrowings	128,768	102,719
Bank overdrafts	763	6,735
Obligations under finance leases	320	119

	204,078	157,296

Total borrowings	509,031	360,705

(*)	The Group was in compliance with the related covenants under the respective loan agreements.

As of September 30, 2012, total bank borrowings include collateralized liabilities of US$ 446,882 (December 31, 2011: US$ 297,472). These loans are mainly collateralized by property, plant and equipment and shares of certain subsidiaries of the Group.

The maturity of the Group’s borrowings (excluding obligations under finance leases) and the Group’s exposure to fixed and variable interest rates is as follows:

	September 30, 2012	December 31, 2011
	(unaudited)
Fixed rate:
Less than 1 year	81,209	70,007
Between 1 and 2 years	16,515	25,554
Between 2 and 3 years	11,474	12,426
Between 3 and 4 years	10,073	8,902
Between 4 and 5 years	8,625	7,551
More than 5 years	20,103	22,866

	147,999	147,306

Variable rate:
Less than 1 year	122,549	87,170
Between 1 and 2 years	69,052	40,353
Between 2 and 3 years	76,756	24,756
Between 3 and 4 years	68,725	23,507
Between 4 and 5 years	17,979	23,369
More than 5 years	5,191	14,046

	360,252	213,201

	508,251	360,507

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

16.	Borrowings (continued)

The carrying amounts of the Group’s borrowings are denominated in the following currencies (expressed in US dollars):

	September 30, 2012	December 31, 2011
	(unaudited)
Currency
Argentine Peso	7,082	6,739
US Dollar	229,929	199,657
Uruguayan Peso	—	—
Brazilian Reais	272,020	154,309

	509,031	360,705

17.	Taxation

Taxes on income in the interim periods are accrued using the tax rate that would be applicable to expected total annual earnings.

	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
Current income tax	(621)	(13,457)
Deferred income tax	4,744	(8,445)

Income tax benefit / (charge)	4,123	(21,902)

There has been no change in the statutory tax rates in the countries where the Group operates since December 31, 2011.

The gross movement on the deferred income tax account is as follows:

	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
Beginning of period	55,908	44,032
Exchange differences	(4,106)	(3,322)
Acquisition of subsidiaries	—	14,001
IPO deductible expenses directly charged to equity	(75)	(1,252)
Deferred income tax (benefit) / charge	(4,744)	8,445

End of period	46,983	61,904

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

17.	Taxation (continued)

The income tax on the Group’s profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
Tax calculated at the tax rates applicable to profits in the respective countries	(8,329)	27,425
Non-deductible items	3,103	1,085
Unused tax losses, net	945	(6,776)
Others	158	168

Income tax (benefit) / charge	(4,123)	21,902

18.	Payroll and social security liabilities

	September 30, 2012	December 31, 2011
	(unaudited)
Non-current
Social security payable	1,446	1,431

	1,446	1,431

Current
Salaries payable	9,455	3,174
Social security payable	2,978	2,758
Provision for vacations	9,060	7,100
Provision for bonuses	3,143	3,978

	24,636	17,010

Total payroll and social security liabilities	26,082	18,441

19.	Provisions for other liabilities

The Group is subject to several laws, regulations and business practices of the countries where it operates. In the ordinary course of business, the Group is subject to certain contingent liabilities with respect to existing or potential claims, lawsuits and other proceedings, including those involving tax, labor and social security, administrative and civil and other matters. The Group accrues liabilities when it is probable that future costs will be incurred and it can reasonably estimate them. The Group bases its accruals on up-to-date developments, estimates of the outcomes of the matters and legal counsel experience in contesting, litigating and settling matters. As the scope of the liabilities becomes better defined or more information is available, the Group may be required to change its estimates of future costs, which could have a material effect on its results of operations and financial condition or liquidity. There have been no material changes to claimed amounts and current proceedings since December 31, 2011.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

20.	Sales

	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
Sales of manufactured products and services rendered:
Ethanol	82,525	73,416
Sugar	83,213	96,047
Rice	65,434	55,985
Energy	18,275	24,252
Operating leases	3,784	3,485
Coffee	—	713
Services	2,889	708
Others	31	177

	256,151	254,783

Sales of agricultural produce and biological assets:
Soybean	59,061	51,288
Corn	49,122	37,072
Cotton	8,193	4,320
Milk	13,098	12,952
Wheat	28,657	17,532
Coffee	4,643	7,504
Sunflower	6,666	6,634
Barley	3,100	689
Seeds	1,889	728
Sorghum	782	999
Cattle for dairy production	1,154	1,221
Other cattle	403	511
Others	297	167

	177,065	141,617

Total sales	433,216	396,400

Commitments to sell commodities at a future date

The Group entered into contracts to sell non financial instruments, mainly, sugar, soybean, corn and coffee through sales forward contracts. Those contracts are held for purposes of delivery the non-financial instrument in accordance with the Group’s expected sales. Accordingly, as the own use exception criteria are met, those contracts are not recorded as derivatives.

The notional amount of these contracts is US$ 99.6 million as of September 30, 2012 (2011: US$ 40.8 million) comprised primarily of 61,888 tons of sugar (US$ 28.8 million), 67,670 tons of soybean (US$ 23.9 million), 147,541 tons of corn (US$ 27.9 million) and 47,190 tons of wheat (US$ 9.0 million) which expire between October 2012 and June 2013.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

21.	Expenses by nature

The following table provides the additional disclosure required on the nature of expenses and their relationship to the function within the Group:

	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
Cost of agricultural produce and biological assets sold	149,904	103,495
Raw materials and consumables used in manufacturing activities	113,237	125,470
Services	13,894	13,137
Salaries and social security expenses (Note 22)	45,095	41,707
Depreciation and amortization	39,896	26,185
Taxes (*)	1,940	1,367
Maintenance and repairs	7,837	9,346
Lease expense and similar arrangements (**)	2,297	1,835
Freights	27,061	24,268
Export taxes / selling taxes	28,101	22,471
Fuel and lubricants	4,881	5,872
Others	16,385	18,119

Total expenses by nature	450,528	393,272

(*)	Excludes export taxes and selling taxes.
(**)	Relates to various cancellable operating lease agreements for office and machinery equipment.

For the nine-month period ended September 30, 2012, an amount of US$ 185,067 is included as “Cost of manufactured products sold and services rendered” (September 30, 2011: US$ 158,668); an amount of US$ 177,065 is included as “Cost of agricultural produce sold and direct agricultural selling expenses” (September 30, 2011: US$ 141,617); an amount of US$ 43,152 is included in “General and administrative expenses” (September 30, 2011: US$ 50,615); and an amount of US$ 45,244 is included in “Selling expenses” as described above (September 30, 2011: US$ 42,372).

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

22.	Salaries and social security expenses

	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
Wages and salaries	31,664	30,182
Social security costs	10,425	8,741
Equity-settled share-based compensation	3,006	2,784

	45,095	41,707

Number of employees	6,939	6,030

23.	Other operating income, net

	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
Gain from the sale of subsidiaries	8,095	—
Gain from commodity derivative financial instruments	(1,577)	16,180
Loss from onerous contracts – forwards	(2,025)	(5,540)
(Loss) / Gain from disposal of other property items	629	203
Others	511	1,983

	5,633	12,826

24.	Financial results, net

	September 30, 2012	September 30, 2011
	(unaudited)	(unaudited)
Finance income:
- Interest income	8,945	4,423
- Other income	291	1,546

Finance income	9,236	5,969

Finance costs:
- Interest expense	(19,343)	(26,952)
- Foreign exchange losses, net	(19,176)	(8,599)
- Loss from interest rate/foreign exchange rate derivative financial instruments	(5,764)	(3,704)
- Taxes	(3,230)	(4,200)
- Other expenses	(1,595)	(6,194)

Finance costs	(49,108)	(49,649)

Total financial results, net	(39,872)	(43,680)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

Adecoagro S.A.

Notes to the Condensed Consolidated Interim Financial Statements (continued)

(All amounts in US$ thousands, except shares and per share data and as otherwise indicated)

25.	Related-party transactions

The following is a summary of the balances and transactions with related parties:

Related party	Relationship	Description of transaction	Income (loss) included in the statement of income		Balance receivable (payable)
			September 30, 2012	September 30, 2011	September 30, 2012	December 31, 2011
			(unaudited)	(unaudited)	(unaudited)
Grupo La Lácteo	Joint venture	Sales of goods	7,463	12,952	—	—
		Purchases of goods	(51)	—	—	—
		Interest income	300	—	—	—
		Receivables from related parties (Note 10)	—	—	1,692	4,909
Mario Jorge de Lemos Vieira/ Cia Agropecuaria Monte Alegre/ Alfenas Agricola Ltda/ Marcelo Weyland Barbosa Vieira/ Paulo Albert Weyland Vieira	(i)	Cost of manufactured products sold and services rendered (ii)	(3,555)	(2,922)	—	—
		Payables (Note 15)	—	—	(418)	(318)
Ospraie	(i)	Consent fee (iii)	—	(3,000)	—	—
Management and selected employees	Employment	Compensation selected employees	(5,422)	(4,705)	(16,820)	(15,306)

(i)	Shareholder of the Company.
(ii)	Relates to agriculture partnership agreements (“parceria”).
(iii)	One-time cost related to the agreement entered into with Ospraie to waive certain rights following the completion of initial public offering.

26.	Disposal of subsidiary

In June 2012, the Group completed the sale of Agrícola Ganadera San José, a wholly owned subsidiary for a sale price of US$ 9.3 million. This subsidiary was mainly comprised of farmland businesses. This transaction resulted in a net gain of US$ 8 million included under the line item “Other operating income, net” in the statement of income. The Group received US$ 5 million in cash in July 2012 and the balance will be received in two equal installments plus interest in June 2013 and 2014.

The accompanying notes are an integral part of these condensed consolidated interim financial statements.